Giovanni Caruso Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4866 Main 212.407.4000 Fax 212.937.3943 gcaruso@loeb.com

Via Edgar

February 3, 2025

Michael Purcell

Timothy Levenberg
U.S. Securities & Exchange Commission

Division of Corporation Finance

Office of Energy and Transportation
100 F Street, NE
Washington, D.C. 20549

Re:	Blue Gold Limited

Amendment No. 6 to Registration Statement on Form F-4

Filed January 28, 2025

File No. 333-280195

Dear Messrs. Purcell and Levenberg:

On behalf of our client Blue Gold Ltd. (the “Company”), we are writing in response to your letter dated January 31, 2025 (the “Staff’s Letter”) regarding Amendment No. 6 to the Company’s Registration Statement on Form F-4 (“Amendment No.65”). Concurrent herewith, we are filing Amendment No. 7 to the Company’s Registration Statement reflecting the changes set forth below (“Amendment No. 7”). For ease of reference, we have reproduced the comment below in bold with our response following the comment.

Amendment No. 6 to Registration Statement on Form F-4

BGHL’s Executive Officer and Director Compensation, page 189

1.	Please revise your Summary Compensation Table to include compensation information for the last completed fiscal year ended December 31, 2024. Refer to Item 18(a)(7)(ii) of Form F-4 and Item 6.B. of Form 20-F.

RESPONSE: The disclosure has been revised in accordance with the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner